

December 1, 2021

Joseph C. Papa
Chief Executive Officer
Bausch + Lomb Corporation
520 Applewood Crescent
Vaughan, Ontario, Canada L4K 4B4

    Re: Bausch + Lomb Corporation
        Amendment No. 3 to
        Draft Registration Statement on Form S-1
        Submitted November 19, 2021
        CIK No. 0001860742

Dear Mr. Papa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Capitalization, page 73

1. Please include a line for Total Capitalization in your capitalization table.

Dilution, page 74

2. Please revise the discussion and presentation to disclose historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value.

   You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Michael Kaplan, Esq.